EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

North Haven Private Income Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$161,520,429.72	(1)	0.01381%	$22,305.97	(2)
Fees Previously Paid				—
Total Transaction Valuation	$161,520,429.72
Total Fees Due for Filing				$22,305.97
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$22,305.97

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 8,913,931 Class S Units of North Haven Private Income Fund LLC at a price equal to $18.12 per unit, which represents the Company’s net asset value as of March 31, 2026.

(2) Calculated at $138.10 per $1,000,000 of the transaction value.